July 16, 2026

Lynn Seely
President and Chief Executive Officer
Lyell Immunopharma, Inc.
201 Haskins Way
South San Francisco, CA 94080

        Re: Lyell Immunopharma, Inc.
            Registration Statement on Form S-3
            Filed July 13, 2026
            File No. 333-297433
Dear Lynn Seely:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Asa M. Henin, Esq.